UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Solitron Devices, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

834256208

(CUSIP Number)

Tim Eriksen

Eriksen Capital Management LLC

8695 Glendale Road

Custer, WA 98240

(360) 354-3331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (see instructions) IA

*

Percentage calculated based on 2,083,436 shares of common stock, par value $.01 per share, outstanding as of October 11, 2023, as reported in the 10-Q filed with the Securities and Exchange Commission on October 12, 2023.

CUSIP No. 834256208	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,341
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 240,341
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 2,083,436 shares of common stock, par value $.01 per share, outstanding as of October 11, 2023, as reported in the 10-Q filed with the Securities and Exchange Commission on October 12, 2023.

CUSIP No. 834256208	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM ERIKSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,040
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,040
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated based on 2,083,436 shares of common stock, par value $.01 per share, outstanding as of October 11, 2023, as reported in the 10-Q filed with the Securities and Exchange Commission on October 12, 2023. Does not include shares of common stock owned by Cedar Creek Partners LLC, an investment partnership, for which Eriksen Capital Management LLC (“ECM”) is the Managing Member, or shares of common stock owned by managed accounts of ECM. The respective owners of the managed accounts are responsible to vote the shares of common stock. By virtue of ECM’s investment advisory agreement with the clients of ECM, Mr. Eriksen may be deemed to beneficially own the shares owned by Cedar Creek Partners and the managed accounts.

CUSIP No. 834256208	13D/A	Page 5 of 8

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on August 7, 2014, as amended by Amendment No. 1 filed on November 26, 2014, Amendment No. 2 filed on January 22, 2015, Amendment No. 3 filed on July 6, 2015, Amendment No. 4 filed on August 10, 2015, and Amendment No. 5 filed on May 21, 2019 by the Reporting Persons (as defined below) relating to the Common Stock (as defined below) of the Issuer (as defined below).Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”). The address of the issuer is 901 Sansburys Way, West Palm Beach, Florida, 33411.

Item 2. Identity and Background

(a) This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b) The principal business address of Mr. Eriksen, ECM and CCP is 8695 Glendale Road, Custer, WA 98240.

(c) The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d) No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

CUSIP No. 834256208	13D/A	Page 6 of 8

Item 3. Source and amount of Funds or Other Consideration

On October 16, 2023 Cedar Creek Partners LLC acquired 35,000 shares of the Common Stock of the Issuer in a private transaction from VI Capital Fund LP at a purchase price of $10.70 per share. On October 19, 2023 Mr. Eriksen acquired 400 shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction

See Item 3 of this Amendment, which is incorporated herein by reference. Except for such supplemental disclosure, there is no change to the prior disclosure contained in the Schedule 13D..

Item 5. Interest in Securities of the Issuer

The following list sets forth the aggregate number and percentage (based on 2,083,436 shares of Common Stock outstanding on October 11, 2023, as reported in the 10-Q filing of the Issuer filed with the Securities and Exchange Commission on October 12, 2023) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Cedar Creek Partners LLC (1)	240,341	11.5%
Separately Managed Accounts (2)	24,055	1.2%
Tim Eriksen (3)	53,040	2.5%
Total	317,436	15.2%

(1)	These shares are owned by CCP, an investment partnership, for which ECM is Managing Member, and acts as the discretionary portfolio manager.

(2)

These shares are owned by investment clients of ECM, who are also responsible to vote the shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement with the clients of ECM, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. ECM disclaims beneficial ownership of such Shares.

(3)	These shares are owned by Mr. Eriksen in his individual capacity.

The following table sets forth all transactions with respect to the Common Stock effected by Reporting Persons during the 60 days prior to October 20, 2023.

Name	Transaction Date	No. of Shares	Price per Share
Cedar Creek Partners LLC	October 16, 2023	35,000	$10.70
Separately Managed Accounts		-
Tim Eriksen	October 19, 2023	400	$11.00
Total		35,400

CUSIP No. 834256208	13D/A	Page 7 of 8

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein and in prior filings of the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1: Letter from Cedar Creek Partners to the Nominating Committee of the Board of Directors of the Issuer, dated August 6, 2014.*

Exhibit 2: Letter from Cedar Creek Partners to the Nominating Committee of the Board of Directors of the Issuer, dated January 22, 2015.*

Exhibit 3: Joint Filing Agreement.*

____________________________

* Previously filed.

CUSIP No. 834256208	13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

/s/ Tim Eriksen

EXHIBIT INDEX

Exhibit No.	Description
1	Letter from Cedar Creek Partners to the Nominating Committee of the Board of Directors of the Issuer, dated August 6, 2014.*
2	Letter from Cedar Creek Partners to the Nominating Committee of the Board of Directors of the Issuer, dated January 22, 2015.*
3	Joint Filing Agreement.*

* Previously filed.